UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BioDrain Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09071P109

(CUSIP Number)

SOK Partners LLC

122 Willow Street

Brooklyn, New York 11217

Attn: Dr. Samuel Herschkowitz

(718) 624-6277

with copies to:

Goodwin Procter llp

620 Eighth Avenue

New York, New York 10018

Attn: Jeffrey A. Legault, Esq.

(212) 813-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071P109	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: SAMUEL HERSCHKOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,734,308
	8	SHARED VOTING POWER 5,917,799
	9	SOLE DISPOSITIVE POWER 3,734,308
	10	SHARED DISPOSITIVE POWER 5,917,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,652,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%1
14	TYPE OF REPORTING PERSON IN

1 Calculated based upon 35,342,713 shares of the Issuer’s common stock outstanding, which include (i) 30,427,328 shares of common stock outstanding as of November 1, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011; (ii) 300,000 shares of common stock issued to Mr. Kornberg on or about March 9, 2012, as reported on the Form 3/A filed with the SEC on March 26, 2012; and (iii) 4,615,385 shares of common stock issued to SOK Partners LLC in April 2012, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012.

CUSIP No. 09071P109	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: JOSHUA KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER 5,917,799
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER 5,917,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,652,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%[1]
14	TYPE OF REPORTING PERSON IN

1 See Footnote 1.

CUSIP No. 09071P109	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: SOK PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,917,799
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,917,799
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,652,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%[1]
14	TYPE OF REPORTING PERSON OO

1 See Footnote 1.

CUSIP No. 09071P109	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: ATLANTIC PARTNERS ALLIANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,917,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,917,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,652,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%[1]
14	TYPE OF REPORTING PERSON OO

1 See Footnote 1.

CUSIP No. 09071P109	13D	Page 6 of 10 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of BioDrain Medical, Inc., a Minnesota corporation (the “Issuer“). The address of the Issuer’s principal executive office is 2060 Centre Pointe Blvd., Suite 7, Mendota Heights, Minnesota 55120.

Item 2. Identity and Background.

(a) – (c) This Statement is being filed by the following persons pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended:

(i)	Samuel Herschkowitz;

(ii)	Joshua Kornberg;

(iii)	SOK Partners LLC, a New Jersey limited liability company (“SOK Partners”); and

(iv)	Atlantic Partners Alliance LLC, a New York limited liability company (“Atlantic Partners”).

Dr. Herschkowitz, Mr. Kornberg and SOK Partners are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Atlantic Partners is the sole member of SOK Partners, and Dr. Herschkowitz and Mr. Kornberg are the two members of Atlantic Partners.

Each of Dr. Herschkowitz and Mr. Kornberg is a professional investor. Each of SOK Partners and Atlantic Partners are principally engaged in the business of consulting and managing business investments. The business address and principal executive office of Atlantic Partners, as well as the address of Dr. Herschkowitz, is 122 Willow Street, Brooklyn, NY 11201. The address of Mr. Kornberg is 1 Grand Army Plaza, #9f, Brooklyn, NY 11238. The business address and principal executive office of SOK Partners is 455 East Broad Street, Westfield, NJ 07090.

(d) – (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Both Dr. Herschkowitz and Mr. Kornberg are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Kornberg was issued 300,000 Shares on or about March 9, 2012 pursuant to a Letter Agreement, dated as of March 13, 2012, between Mr. Kornberg and the Issuer (the “March 13 Letter Agreement”), as compensation for services rendered to the Issuer.

Pursuant to the terms of an Amended and Restated Note Purchase Agreement, dated as of December 20, 2011, between Dr. Herschkowitz and the Issuer (the “First Note Purchase Agreement”), in exchange for a loan in cash in the amount of $240,000 from Dr. Herschkowitz to the Issuer, the Issuer issued to Dr. Herschkowitz a Convertible Promissory Note (the “First Note”), dated December 20, 2011, in the original principal amount of $240,000. The First Note is convertible, in part or in full and at any time during which the First Note remains outstanding, into a number of Shares equal to the outstanding principal amount of the First Note divided by $0.065 per Share, subject to adjustment for certain events.

As long as any amount payable under the First Note remains outstanding, Dr. Herschkowitz or his designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the Board upon request. Pursuant to this authority, Josh Kornberg was appointed to the Board on March 9, 2012. Under to the First Note Purchase Agreement, Dr. Herschkowitz may be entitled to receive additional Shares as compensation for the attendance by his nominee at board of directors meetings, should he elect to receive such compensation in Shares in lieu of cash.

CUSIP No. 09071P109	13D	Page 7 of 10 Pages

Pursuant to the First Note Purchase Agreement, the Issuer has agreed to issue to Dr. Herschkowitz an equity bonus consisting of 1,500,000 Shares under an effective registration statement on Form S-1 by March 15, 2012, but such Shares have not yet been issued to Dr. Herschkowitz. An additional 7,500,000 Shares are required to be issued to Dr. Herschkowitz upon the occurrence of an event of default under the First Note.

As of the date hereof, the First Note is convertible in 3,692,308 Shares. Dr. Herschkowitz used available personal funds to acquire the First Note from the Issuer.

Pursuant to the terms of a Note Purchase Agreement, dated as of March 28, 2012, between SOK Partners LLC and the Issuer (the “SOK Note Purchase Agreement”), in exchange for a loan in cash of up to $600,000 from SOK Partners to the Issuer, the Issuer issued to SOK Partners a Convertible Promissory Grid Note (the “Grid Note”), dated March 28, 2012, in the original principal amount of up to $600,000. The Grid Note is convertible, in part or in full and at any time during which the Grid Note remains outstanding, into a number of Shares equal to the outstanding principal amount of the Grid Note divided by $0.065, subject to adjustment for certain events.

On March 28, 2012, the Issuer received an advance of $84,657 under the Grid Note. As of the date hereof, the Grid Note is convertible into 1,302,415 Shares. SOK Partners used its working capital to acquire the Grid Note from the Issuer.

As long as any amount payable under the Grid Note remains outstanding, SOK Partners or its designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the board upon request. In addition, the Issuer is required to issue two installments of an equity bonus to SOK Partners in the form of Shares valued at the rate of $0.065 per Share. Until the maturity date of the Grid Note, if the Issuer obtains financing from any other source without the consent of SOK Partners, then the Issuer is required to issue additional bonus equity with an aggregate value of $600,000 (assuming a value per Share of $0.065) less the aggregate advances under the Grid Note made prior to such time.

In April 2012, the Issuer issued the first equity bonus to SOK Partners under the SOK Note Purchase Agreement, consisting of 4,615,385 Shares, with a second installment due within five business days after SOK Partners has made aggregate advances under the Grid Note of at least $300,000.

The foregoing descriptions of the March 13 Letter Agreement, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement and the Grid Note do not purpose to be complete and are qualified in their entirety by reference to such agreements. A copy of the March 13 Letter Agreement, listed in Exhibit 99.2 hereto, is incorporated herein by reference. The First Note Purchase Agreement and form of First Note, listed in Exhibit 99.3 hereto, is incorporated by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2012. A copy of the SOK Note Purchase Agreement and the form of Grid Note, listed as Exhibit 99.4 hereto, is incorporated by reference to Exhibit 10.23 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

Pursuant to the First Note Purchase Agreement, Mr. Kornberg is a member of the Issuer’s board of directors.

The transactions contemplated by the March 13 Letter Agreement, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement, and the Grid Note resulted in, or will result in, as applicable, certain actions specified in Items 4(a) through (j) of Schedule 13D, including the acquisition by any person of additional securities of the Issuer. On an ongoing basis, the Reporting Persons will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease such Reporting Persons’ ownership of Shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons intends to encourage the Issuer to explore various strategic alternatives with the objective of raising additional capital for the Issuer, which may include a merger with another company which already possesses the necessary additional capital.

CUSIP No. 09071P109	13D	Page 8 of 10 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,652,107 Shares (including Shares issuable upon the conversion of the amounts outstanding under the First Note and the Grid Note), representing approximately 27.3% of the outstanding Shares (calculated based upon 35,342,713 Shares that include (i) 30,427,328 Shares outstanding as of November 1, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011, (ii) 300,000 Shares issued to Mr. Kornberg on or about March 9, 2012, as reported on the Form 3/A filed with the SEC on March 26, 2012, and (iii) 4,615,385 Shares issued to SOK Partners LLC in April 2012, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012, there are 35,342,713 Shares of the Issuer’s outstanding).

(b)

Dr. Herschkowitz is the record holder of 42,000 Shares and the beneficial owner of the 3,692,308 Shares issuable upon the conversion of the outstanding principal of the First Note (as described in Item 3), and has sole voting power and sole dispositive power with respect to all of those Shares. Dr. Herschkowitz, by virtue of his relationship with SOK Partners, Atlantic Partners and Mr. Kornberg as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the 5,917,799 Shares which SOK Partners directly beneficially owns and the 300,000 Shares which Joshua Kornberg directly beneficially owns. Because he is one of the two members of Atlantic Partners, Dr. Herschkowitz may be deemed to have shared voting power and shared dispositive power with Mr. Kornberg with respect to the 5,917,799 Shares which SOK Partners directly beneficially owns.

Mr. Kornberg is the record holder of 300,000 Shares and has sole voting power and sole dispositive power with respect to all of those Shares. Mr. Kornberg, by virtue of his relationship to SOK Partners, Atlantic Partners and Dr. Herschkowitz as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 5,917,799 Shares which SOK Partners directly beneficially owns and the 3,734,308 Shares which Dr. Herschkowitz directly beneficially owns. Because he is one of the two members of Atlantic Partners, Mr. Kornberg may be deemed to have shared voting power and shared dispositive power with Dr. Herschkowitz with respect to the 5,917,799 Shares which SOK Partners directly beneficially owns.

SOK Partners is the record holder of 4,615,385 Shares and the beneficial owner of 1,302,415 Shares issuable upon the conversion of the outstanding principal amount under the Grid Note (as described in Item 3), and has sole voting power and sole dispositive power with respect to all of those Shares. SOK Partners, by virtue of its relationship to Dr. Herschkowitz and Mr. Kornberg as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 3,734,308 Shares which Dr. Herschkowitz directly beneficially owns and the 300,000 Shares which Mr. Kornberg directly beneficially owns.

Atlantic Partners is not the record holder of any Shares. By virtue of its being the sole member of SOK Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 5,917,799 Shares which SOK Partners directly beneficially owns. Because Dr. Herschkowitz and Dr. Kornberg are the two members of Atlantic Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 3,734,308 Shares which Dr. Herschkowitz directly beneficially owns and the 300,000 Shares which Mr. Kornberg directly beneficially owns.

As of the date hereof, none of the Reporting Persons own any Shares other than the Shares described in this Statement.

(c) The information set forth in Item 3 of this Statement is incorporated herein by reference. The following transactions were effected in the Shares of the Issuer in the last 60 days:

(i) On or about March 9, 2012, Mr. Kornberg was issued 300,000 Shares pursuant to the March 13 Letter Agreement as described in Item 3 to this Statement.

(ii) In April, 2012, SOK Partners was issued 4,615,385 Shares pursuant to the SOK Note Purchase Agreement described in Item 3 to this Statement as an equity bonus issuable to SOK Partners under the SOK Note Purchase Agreement.

CUSIP No. 09071P109	13D	Page 9 of 10 Pages

Except as otherwise described in this Statement, no Reporting Person has effected any transaction in the Shares in the last 60 days.

(d) Except as set forth in this Statement, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Pursuant to a Letter Agreement, dated March 14, 2012, between the Issuer and Atlantic Partners (the “Anti-Dilution Agreement”), Atlantic Partners was granted certain anti-dilution rights with respect to Shares, in the event that the Issuer issues Shares to any person other than Atlantic Partners or its affiliates within 120 days of March 14, 2012.

SOK Partners and Dr. Herschkowitz are parties to a Letter Agreement dated March 28, 2012 (the “March 28 Letter Agreement”) pursuant to which, among other things, SOK Partners and Dr. Herschkowitz have agreed that payment of any and all indebtedness (together with the security interests related thereto) under the SOK Note Purchase Agreement and the Grid Note are subordinate to the prior payment in full of all of the indebtedness (and related security interests) under the First Note Purchase Agreement and the First Note. In addition, Dr. Herschkowitz agreed that, should SOK Partners exercise its conversion rights under the Grid Note, then he will exercise his conversion right to convert a pro rata portion of his indebtedness under the First Note.

The foregoing descriptions of the Anti-Dilution Agreement and the March 28 Letter Agreement do not purpose to be complete and are qualified in their entirety by reference to such agreements. A copy of the Anti-Dilution Agreement, listed in Exhibit 99.5 hereto, is incorporated herein by reference. A copy of the March 28 Letter Agreement, listed in Exhibit 99.6 hereto, is incorporated herein by reference.

Except as otherwise set forth in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 99.2	Letter Agreement, dated March 13, 2012, between BioDrain Medical, Inc. and Joshua Kornberg

Exhibit 99.3	Amended and Restated Note Purchase Agreement, dated December 20, 2011, between BioDrain Medical, Inc. and Dr. Samuel Herschkowitz, including the form of Convertible Promissory Note (incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K filed by BioDrain Medical, Inc. with the SEC on April 3, 2012)

Exhibit 99.4	Note Purchase Agreement, dated March 28, 2012, between BioDrain Medical, Inc. and SOK Partners LLC, including the form of Convertible Grid Promissory Note (incorporated by reference to Exhibit 10.23 to the Current Report on Form 8-K filed by BioDrain Medical, Inc. with the SEC on April 3, 2012)

Exhibit 99.5	Letter Agreement, dated March 14, 2012, between BioDrain Medical, Inc. and Atlantic Partners Alliance LLC

Exhibit 99.6	Letter Agreement, dated March 28, 2012, between SOK Partners LLC and Dr. Samuel Herschkowitz

CUSIP No. 09071P109	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 6, 2012

SAMUEL HERSCHKOWITZ

/s/ Samuel Herschkowitz
Samuel Herschkowitz

JOSHUA KORNBERG

/s/ Joshua Kornberg
Joshua Kornberg

SOK PARTNERS LLC

By: Atlantic Partners Alliance LLC, its sole member

By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President

ATLANTIC PARTNERS ALLIANCE LLC

By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President